Exhibit 99.1

August 31, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the Form 6-K for the event that occurred on August 29, 2022, to be filed by our former client, UTime Limited on August 31, 2022. We agree with the statements set forth therewithin, insofar as they relate to our Firm.

Very truly yours,

/s/BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China